

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2021

Nelson Chai
Chief Financial Officer
Uber Technologies, Inc.
1515 3rd Street
San Francisco, California 94158

      Re: Uber Technologies, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2020
            Filed March 1, 2021
            File No. 1-38902

Dear Mr. Chai:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services